FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 9, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes        No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing its 2011 first quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2011 First Quarter Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, May 5, 2011. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2011 with comparison to its results for the quarter ended March 31, 2010.

Summary of 2011 First Quarter Results

(Comparison with fourth and first quarters of 2010)
	Q1 2011	Q4 2010		Q1 2010
Net sales (US$ million)	2,324.0	2,063.9	13%	1,638.7	42%
Operating income (US$ million)	441.4	453.8	(3%)	309.3	43%
Net income (US$ million)	324.2	321.2	1%	222.2	46%
Shareholders’ net income (US$ million)	319.4	320.9	(0%)	219.5	45%
Earnings per ADS (US$)	0.54	0.54	(0%)	0.37	45%
Earnings per share (US$)	0.27	0.27	(0%)	0.19	45%
EBITDA* (US$ million)	570.8	515.5	11%	435.4	31%
EBITDA margin (% of net sales)	25%	25%		27%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Our first quarter results reflect improving levels of demand for our products and services in all of our operating segments. Net sales in our Tubes operating segment and shipments of seamless pipe products each rose 12% sequentially. Operating income was 43% higher year on year but declined 3% sequentially, as operating income in the fourth quarter of 2010 included a gain from impairment reversal of $67.3 million at our Canadian welded operations.

At the end of the quarter, our net cash position (cash and other current investments less total financial debt) amounted to US$230.5 million, following an increase in working capital of US$392.9 million, which reflects a higher level of sales during the quarter and a higher cost of inventories. Capital expenditures amounted to US$210.6 million.

Market Background and Outlook

Oil prices have risen and shown increased volatility since political unrest in North Africa cut off Libyan oil exports and a tragic earthquake and tsunami which damaged nuclear energy facilities in Japan. Global drilling activity continues to rise in almost every region and we expect that drilling activity will continue to rise, excluding the effect of seasonal variations, through the year. Activity in the Middle East is expected to receive an additional boost from Saudi Arabia’s response to the current market conditions.

We expect that sales in our Tubes operating segment will continue to grow throughout 2011. Sales in our Projects and Others operating segments are also expected to show sustained growth compared to 2010. Average selling prices are expected to benefit from improving prices and a good product mix, though these increases are likely to be partially offset by increases in raw material and other costs. Accordingly, our sales and operating income should continue to increase throughout 2011.

Annual General Meeting of Shareholders

The annual general meeting of shareholders of the  Company will take place at 11:00 am on June 1, 2011 in Luxembourg. The notice and agenda for the meeting, the shareholder meeting brochure and proxy statement together with the Company’s 2010 annual report can be downloaded from our website at www.tenaris.com/investors and may be obtained on request by calling (352) 26-47-89-78 (within Luxembourg), 1-800-555-2470 (within the USA) or + 1-267-468-0786 (within any other jurisdiction).

Analysis of 2011 First Quarter Results

Sales volume (metric tons)	Q1 2011	Q4 2010		Q1 2010
Tubes – Seamless	621,000	555,000	12%	467,000	33%
Tubes – Welded	233,000	221,000	5%	139,000	68%
Tubes – Total	854,000	776,000	10%	606,000	41%
Projects – Welded	75,000	65,000	15%	34,000	121%
Total	929,000	841,000	10%	640,000	45%

Tubes	Q1 2011	Q4 2010		Q1 2010
(Net sales - $ million)
North America	978.5	860.2	14%	676.4	45%
South America	318.2	271.2	17%	203.0	57%
Europe	243.8	206.3	18%	199.3	22%
Middle East & Africa	297.8	299.6	(1%)	249.3	19%
Far East & Oceania	129.0	121.8	6%	82.4	57%
Total net sales ($ million)	1,967.3	1,759.1	12%	1,410.4	39%
Cost of sales (% of sales)	61%	60%		59%
Operating income* ($ million)	372.1	401.0	(7%)	279.1	33%
Operating income (% of sales)	19%	23%		20%
*Operating income in Q4 2010 includes a gain of US$67.3 million for impairment reversals

Net sales of tubular products and services increased 12% sequentially and 39% year on year, mainly driven by an increase in shipments volumes. In North America, sales rose sequentially as a strong increase in shipments in Canada and a steady growth in the United States offset a decline in Mexico’s shipments. In South America, sales rose sequentially due to an increase in OCTG shipments in the region. In Europe, sales increased sequentially due primarily to higher demand for mechanical pipe. In the Middle East & Africa, higher sales of line pipe products due to the realization of the previous quarter delayed shipments were offset by lower OCTG shipments.

Projects	Q1 2011	Q4 2010		Q1 2010
Net sales ($ million)	175.0	146.2	20%	93.2	88%
Cost of sales (% of sales)	69%	69%		68%
Operating income ($ million)	31.8	23.6	35%	8.5	274%
Operating income (% of sales)	18%	16%		9%

Projects net sales amounted to US$175.0 million, an increase of 20% sequentially and 88% relative to the first quarter of 2010. Sequentially, revenues and operating income increased mainly due to higher shipments to gas pipeline projects in Argentina.

Others	Q1 2011	Q4 2010		Q1 2010
Net sales ($ million)	181.7	158.6	15%	135.1	35%
Cost of sales (% of sales)	68%	72%		73%
Operating income ($ million)	37.5	29.3	28%	21.7	73%
Operating income (% of sales)	21%	18%		16%

Net sales of other products and services amounted to US$181.7 million in the first quarter of 2011, 15% higher sequentially and 35% higher relative to the first quarter of 2010. The sequential increase in sales and operating income was due to higher sales of pipes for electric conduits in the United States,  industrial equipment in Brazil and sucker rods.

Selling, general and administrative expenses, or SG&A, amounted to 19.4% of net sales in the first quarter of 2011, compared to 19.7% in the previous quarter and 21.2% in the first quarter of 2010. During the first quarter of 2011, SG&A was negatively affected by provisions for receivables and contingencies in Libya of US$15.1 million and for a new tax in Colombia on net equity of US$9.3 million.

Net interest expenses amounted to US$5.4 million in the first quarter of 2011, compared to US$4.8 million in the previous quarter and US$12.9 million in the first quarter of 2010. Interest expenses in the first quarter of 2010 were negatively affected by higher interest rates, which were partially offset by foreign exchange gains recorded under other financial results.

Other financial results generated a gain of US$1.1 million during the first quarter of 2011, compared to a loss of US$5.4 million in the previous quarter and a gain of US$7.7 million during the first quarter of 2010. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$24.3 million in the first quarter of 2011, compared to a gain of US$11.7 million in the previous quarter and a gain of US$23.5 million in the first quarter of 2010. These results were derived mainly from our equity investment in Ternium (NYSE:TX).

Income tax charges totaled US$137.2 million in the first quarter of 2011, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to 30% in the previous quarter and 35% in the first quarter of 2010.

Income attributable to non-controlling interests amounted to US$4.8 million in the first quarter of 2011, compared to US$0.3 million in the previous quarter and US$2.7 million in the first quarter of 2010.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2011 was US$165.7 million, compared to US$253.8 million in the previous quarter and US$436.3 million in the first quarter of 2010. Working capital increased by US$392.9 million during the first quarter of 2011 (mainly due to an increase in trade receivables and in inventories), compared to an increase of US$152.7 million in the previous quarter and a decrease of US$124.2 million in the first quarter of 2010.

Capital expenditures amounted to US$210.6 million for the first quarter of 2011, compared to US$286.1 million in the previous quarter and US$158.0 million in the first quarter of 2010.

At the end of the quarter, our net cash position (cash and other current investments less total financial debt) amounted to US$230.5 million.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2011	2010
Continuing operations	(Unaudited)
Net sales	2,323,965	1,638,721
Cost of sales	(1,434,362)	(987,043)
Gross profit	889,603	651,678
Selling, general and administrative expenses	(449,774)	(347,387)
Other operating income (expense), net	1,621	5,049
Operating income	441,450	309,340
Interest income	7,687	7,148
Interest expense	(13,041)	(20,069)
Other financial results	1,058	7,691
Income before equity in earnings of associated companies and income tax	437,154	304,110
Equity in earnings of associated companies	24,285	23,526
Income before income tax	461,439	327,636
Income tax	(137,242)	(105,426)
Income for the period	324,197	222,210

Attributable to:
Equity holders of the Company	319,374	219,549
Non-controlling interests	4,823	2,661
	324,197	222,210

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2011		At December 31, 2010
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	4,016,127		3,780,580
Intangible assets, net	3,548,306		3,581,816
Investments in associated companies	698,910		671,855
Other investments	43,897		43,592
Deferred tax assets	207,783		210,523
Receivables	121,559	8,636,582	120,429	8,408,795

Current assets
Inventories	2,578,666		2,460,384
Receivables and prepayments	303,868		282,536
Current tax assets	231,880		249,317
Trade receivables	1,686,810		1,421,642
Available for sale assets	21,572		21,572
Other investments	665,272		676,224
Cash and cash equivalents	903,814	6,391,882	843,861	5,955,536
Total assets		15,028,464		14,364,331

EQUITY
Capital and reserves attributable to the Company’s equity holders		10,377,206		9,902,359
Non-controlling interests		656,544		648,221
Total equity		11,033,750		10,550,580

LIABILITIES
Non-current liabilities
Borrowings	214,569		220,570
Deferred tax liabilities	931,752		934,226
Other liabilities	213,428		193,209
Provisions	88,620		83,922
Trade payables	2,844	1,451,213	3,278	1,435,205

Current liabilities
Borrowings	1,124,061		1,023,926
Current tax liabilities	234,872		207,652
Other liabilities	263,368		233,590
Provisions	38,420		25,101
Customer advances	86,283		70,051
Trade payables	796,497	2,543,501	818,226	2,378,546
Total liabilities		3,994,714		3,813,751

Total equity and liabilities		15,028,464		14,364,331

Consolidated Condensed Interim Statement of Cash Flows
	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2011	2010
	(Unaudited)
Cash flows from operating activities
Income for the period	324,197	222,210
Adjustments for:
Depreciation and amortization	129,384	126,028
Income tax accruals less payments	44,632	(28,258)
Equity in earnings of associated companies	(24,285)	(23,526)
Interest accruals less payments, net	(14,038)	9,047
Changes in provisions	18,017	5,424
Changes in working capital	(392,862)	124,247
Other, including currency translation adjustment	80,610	1,100
Net cash provided by operating activities	165,655	436,272

Cash flows from investing activities
Capital expenditures	(210,620)	(157,962)
Proceeds from disposal of property, plant and equipment and intangible assets	1,255	2,910
Dividends and distributions received from associated companies	-	1,472
Investments in short terms securities	10,952	(66,105)
Net cash used in investing activities	(198,413)	(219,685)

Cash flows from financing activities
Acquisitions of non-controlling interests	(5,050)	(27)
Proceeds from borrowings	309,280	198,323
Repayments of borrowings	(231,530)	(307,045)
Net cash provided by (used in) financing activities	72,700	(108,749)
Increase in cash and cash equivalents	39,942	107,838

Movement in cash and cash equivalents
At the beginning of the period	820,165	1,528,707
Effect of exchange rate changes	5,121	(11,636)
Increase in cash and cash equivalents	39,942	107,838
At March 31,	865,228	1,624,909

	At March 31,
Cash and cash equivalents	2011	2010
Cash and bank deposits	903,814	1,631,919
Bank overdrafts	(38,586)	(7,010)
	865,228	1,624,909